EXHIBIT 10.1
EMPLOYMENT AGREEMENT
     This EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into on this 11th day of May 2006, but as effective as of the date set forth herein, by and between Wheelabrator Technologies, Inc. and Mark A. Weidman (the “Executive”). The Company is an indirect subsidiary of Waste Management, Inc. (“WMI”). Wheelabrator Technologies, Inc. and all of its subsidiaries collectively shall be referred to herein as “the Company.”
     1. Employment.
     The Company shall employ Executive, and Executive shall be employed by the Company upon the terms and subject to the conditions set forth in this Agreement.
     Executive acknowledges and represents that, any and all prior employment agreements, including without limitation certain Employment Agreement between he and WMI dated August 1, 2003, is terminated, and that any and all obligations of WMI and/or the Company created thereunder, whether express or implied, are null and void and of no further force or effect, and that the only rights, obligations and duties between the Company and Executive are those expressly set forth in this Agreement.
     2. Term of Employment.
     The period of Executive’s employment under this Agreement shall commence on March 3, 2006 (“Employment Date”), and shall continue for a period of two (2) years, and shall automatically be renewed for successive one (1) year periods on each anniversary of the Employment Date thereafter, unless Executive’s employment is terminated in accordance with Section 5 below. The period during which Executive is employed hereunder shall be referred to as the “Employment Period.”
     3. Duties and Responsibilities.
     (a) Executive shall serve as the President of Wheelabrator Technologies, Inc. In such capacity, Executive shall perform such duties and have the power, authority, and functions commensurate with such position in similarly-sized public companies, and have and possess such other authority and functions set forth by the sole director of the Company and as may be assigned to Executive from time to time by the Chief Executive Officer of WMI (in any such case, hereinafter referred to as the “Chief Executive Officer”), the President of WMI, or the Chief Financial Officer of WMI.
     (b) Executive shall devote substantially all of his working time, attention and energies to the business of the Company, and its affiliated entities. Executive may make and manage his personal investments (provided such investments in other activities do not violate, in any material respect, the provisions of Section 10 of this Agreement), be involved in charitable and professional activities, and, with the prior written consent of the Board of Directors of WMI, serve on boards of other for profit entities, provided such activities do not materially interfere with the performance of his duties hereunder (however, the Board does not typically allow officers to serve on more than one public company board at a time).
     4. Compensation and Benefits.
     (a) Base Salary. During the Employment Period, the Company shall pay Executive a base salary at the annual rate of Two Hundred Ninety Thousand Dollars ($290,000.00) per year, or such higher rate as may be determined from time to time by the Company (“Base Salary”). Such Base Salary shall be paid in accordance with the Company’s standard payroll practice for its executive officers. Once increased, Base Salary shall not be reduced.
     (b) Annual Bonus. During the Employment Period, Executive will be entitled to participate in an annual incentive compensation plan of the Company, as established by the Compensation Committee of the Board from time to time. The Executive’s target annual bonus will be sixty percent (60%) of his Base Salary in effect for such year (the “Target Bonus”), and his actual annual bonus may range from 0% to 120% of Base Salary (i.e., a maximum possible bonus of two times the Target Bonus), and will be determined based upon (i) the achievement of certain corporate performance goals, as may be established and approved by from time to time by the Compensation Committee of the Board, and (ii) the achievement of personal performance goals as may be established by Executive’s immediate supervisor. Executive’s annual bonus for service performed during calendar year 2006 will be prorated between the time spent as Vice-President, Operations for the Company (using the applicable financial and operational performance objectives, salary, and target bonus) and the time spent as President of the Company. The annual bonus for calendar year 2006 will be paid in 2007, if earned, at the same time as similarly situated executive employees of WMI receive or would otherwise receive their bonuses, subject to the terms of the annual incentive program generally applicable to similarly situated employees.
     (c) Benefit Plans and Vacation. Subject to the terms of such plans, Executive shall be eligible to participate in or receive benefits under any pension plan, profit sharing plan, salary deferral plan, medical and dental benefits plan, life insurance plan, short-term and long-term disability plans, or any other health, welfare or fringe benefit plan, generally made available by the Company to similarly-situated executive employees. Neither the Company or WMI shall be obligated to institute, maintain, or refrain from changing, amending, or discontinuing any benefit plan, or perquisite, so long as such changes are similarly applicable to similarly situated employees generally. During the Employment Period, Executive shall be entitled to vacation each year in accordance with the Company’s policies in effect from time to time, but in no event less than four (4) weeks paid vacation per calendar year.
     (d) Expense Reimbursement. The Company shall promptly reimburse Executive for the ordinary and necessary business expenses incurred by Executive in the performance of the duties hereunder in accordance with the Company’s customary practices applicable to its executive officers.
     (e) Other Perquisites. Executive shall be entitled to all perquisites provided to Senior Vice Presidents of WMI as approved by the Compensation Committee of the Board of Directors of WMI, and as they may exist from time to time, including the following:

(i)	Automobile allowance at the annual rate of Twelve Thousand Dollars ($12,000.00), payable in accordance with the Company’s standard payroll practice for its executive officers and prorated in any year that Executive does not work a full calendar year;

(ii)	Financial planning services at actual cost, and not to exceed Fifteen Thousand Dollars ($15,000.00) annually;

(iii)	Additional one-time financial planning services at actual cost, not to exceed $20,000, for services in preparation for voluntary retirement (for such purposes voluntary retirement means retirement from the Company after attainment of both (x) the age of 55 and (y) a sum of years of services with the Company plus age equal to 65 or greater);

(iv)	Social organization initiation fees and dues with a benefit of a one-time initiation fee at actual cost (not to exceed ten percent (10%) of Executive’s Base Salary), and monthly dues at actual cost (not to exceed $500 per month); and

(v)	An annual physical examination on a program designated by the Company.
     5. Termination of Employment.
     Executive’s employment hereunder may be terminated during the Employment Period under the following circumstances:
     (a) Death. Executive’s employment hereunder shall terminate upon Executive’s death.
     (b) Total Disability. The Company may terminate Executive’s employment hereunder upon Executive becoming “Totally Disabled.” For purposes of this Agreement, Executive shall be considered “Totally Disabled” if Executive has been physically or mentally incapacitated so as to render Executive incapable of performing the essential functions of Executive’s position with or without reasonable accommodation. Executive’s receipt of disability benefits under the Company’s long-term disability plan or receipt of Social Security disability benefits shall be deemed conclusive evidence of Total Disability for purpose of this Agreement.
     (c) Termination by the Company for Cause. The Company may terminate Executive’s employment hereunder for “Cause” at any time after providing a Notice of Termination for Cause to Executive.
(i)	For purposes of this Agreement, the term “Cause” means any of the following: (A) willful or deliberate and continual refusal to perform Executive’s employment duties reasonably requested by the Company after receipt of written notice to Executive of such failure to perform, specifying such failure (other than as a result of Executive’s sickness, illness or injury) and Executive fails to cure such nonperformance within ten (10) days of receipt of said written notice; (B) breach of any statutory or common law duty of loyalty to the Company; (C) has been convicted of, or pleaded nolo contendre to, any felony; (D) willfully or intentionally caused material injury to the Company, its property, or its assets; (E) disclosed to unauthorized person(s) proprietary or confidential information of the Company; (F) any material violation or a repeated and willful violation of Company policies or procedures, including but not limited to, the Company’s or WMI’s Code of Business Conduct and Ethics (or any successor policy or policies) then in effect; or (G) breach of any of the covenants set forth in Section 10 hereof.

(ii)	For purposes of this Agreement, the phrase “Notice of Termination for Cause” shall mean a written notice that shall indicate the specific termination provision in Section 5(c)(i) relied upon, and shall set forth in reasonable detail the facts and circumstances which provide the basis for termination for Cause.
     (d) Voluntary Termination by Executive. Executive may terminate his employment hereunder with or without Good Reason at any time upon written notice to the Company.
(i)	A termination for “Good Reason” means a resignation of employment by Executive by written notice (“Notice of Termination for Good Reason”) given to the Company’s Chief Executive Officer or President within ninety (90) days after the occurrence of the Good Reason event, unless such circumstances are substantially corrected prior to the date of termination specified in the Notice of Termination for Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence or failure to cause the occurrence, as the case may be, without Executive’s express written consent, of any of the following circumstances: (A) the Company substantially changes Executive’s core duties or removes Executive’s responsibility for those core duties, so as to effectively cause Executive to no longer be performing the duties of his position (except in each case in connection with the termination of Executive’s employment for Death, Total Disability, or Cause, or temporarily as a result of Executive’s illness or other absence); provided that if the Company becomes a fifty percent or more subsidiary of any other entity, Executive shall be deemed to have a substantial change in the core duties of his position unless he is also the equivalent of a Senior Vice-President of WMI or such other successor entity of the ultimate parent entity; (B) removal or the non-reelection of the Executive from the officer position with the Company specified herein, or removal of the Executive from any of his then officer positions; (C) any material breach by the Company of any provision of this Agreement, including without limitation Section 10 hereof; or (D) failure of any successor to the Company or WMI (whether direct or indirect and whether by merger, acquisition, consolidation or otherwise) to assume in a writing delivered to Executive upon the assignee becoming such, the obligations of the Company hereunder; or (E) the reassignment of Executive to a geographic location more than fifty (50) miles from his then business office location.

(ii)	A “Notice of Termination for Good Reason” shall mean a notice that shall indicate the specific termination provision relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination for Good Reason. The failure by Executive to set forth in the Notice of Termination for Good Reason any facts or circumstances which contribute to the showing of Good Reason shall not waive any right of Executive hereunder or preclude Executive from asserting such fact or circumstance in enforcing his rights hereunder. The Notice of Termination for Good Reason shall provide for a date of termination not less than ten (10) nor more than sixty (60) days after the date such Notice of Termination for Good Reason is given, provided that in the case of the events set forth in Sections 5(d)(i)(A) or (B), the date may be five (5) business days after the giving of such notice. The Company, at its sole discretion, may waive this requirement.
     (e) Termination by the Company without Cause. The Company may terminate Executive’s employment hereunder without Cause at any time upon written notice to Executive.
     (f) Effect of Termination. Upon any termination of employment for any reason, Executive shall immediately resign from all Board memberships and other positions with the Company or any of its subsidiaries held by him at such time.
     6. Compensation Following Termination of Employment.
     In the event that Executive’s employment hereunder is terminated in a manner as set forth in Section 5 above, Executive shall be entitled to the compensation and benefits provided under this Section 6, in each case subject to potential reduction as may be required by Section 23, as applicable to the form of termination:
     (a) Termination by Reason of Death. In the event that Executive’s employment is terminated by reason of Executive’s death, the Company shall pay the following amounts to Executive’s beneficiary or estate:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of death, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, any earned but unpaid bonuses for any prior calendar year, and, to the extent not otherwise paid, a pro-rata bonus or incentive compensation payment for the current calendar year to the extent payments are awarded to senior executives of the Company and paid at the same time as senior executives are paid.

(ii)	Any benefits to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof), as determined and paid in accordance with the terms of such plans, policies and arrangements.

     (b) Termination by Reason of Total Disability. In the event that Executive’s employment is terminated by the Company by reason of Executive’s Total Disability (as determined in accordance with Section 5(b)), the Company shall pay the following amounts to Executive:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year. Executive shall also be eligible for a pro-rata bonus or incentive compensation payment for the current calendar year to the extent such awards are made to senior executives of WMI for the year in which Executive is terminated, and to the extent not otherwise paid to the Executive.

(ii)	Any benefits to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.
     (c) Termination for Cause. In the event that Executive’s employment is terminated by the Company for Cause, the Company shall pay the following amounts to Executive:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii)	Any benefits to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof up to the date of termination) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.
     (d) Voluntary Termination by Executive. In the event that Executive voluntarily terminates employment other than for Good Reason, the Company shall pay the following amounts to Executive:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii)	Any benefits to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof up to the date of termination) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

     (e) Termination by the Company Without Cause Outside a Change in Control Period; Termination by Executive for Good Reason Outside a Change in Control Period. In the event that Executive’s employment is terminated by the Company outside a Change in Control Period (as defined in Section 7) for reasons other than death, Total Disability or Cause, or Executive terminates his employment for Good Reason outside of a Change in Control Period, the Company shall pay the following amounts to Executive:
(i)	Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii)	Any benefits to which Executive may be entitled pursuant to the plans, policies and arrangements referred to in Section 4(c) hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(iii)	Subject to Executive’s execution of the Release (as defined in Section 7), an amount equal to two times the sum of Executive’s Base Salary plus his Target Annual Bonus (in each case, as then in effect), of which one-half shall be paid in a lump sum within ten (10) days after such termination and one-half shall be paid during the two (2) year period beginning on the date of Executive’s termination and shall be paid at the same time and in the same manner as Base Salary would have been paid if Executive had remained in active employment until the end of such period.

(iv)	Subject to Executive’s execution of the Release (as defined in Section 7), the Company at its expense will continue for Executive and Executive’s spouse and dependents, all health benefit plans, programs or arrangements, whether group or individual, disability, and other benefit plans, in which Executive was entitled to participate at any time during the twelve-month period prior to the date of termination, until the earliest to occur of (A) two years after the date of termination; (B) Executive’s death (provided that benefits provided to Executive’s spouse and dependents shall not terminate upon Executive’s death); or (C) with respect to any particular plan, program or arrangement, the date Executive becomes eligible to participate in a comparable benefit provided by a subsequent employer. In the event that Executive’s continued participation in any such Company plan, program, or arrangement is prohibited, the Company will arrange to provide Executive with benefits substantially similar to those which Executive would have been entitled to receive under such plan, program, or arrangement, for such period on a basis which provides Executive with no additional after tax cost.

(v)	Subject to Executive’s execution of the Release (as defined in Section 7), Executive shall be eligible for a bonus or incentive compensation payment, at the same time, on the same basis, and to the same extent payments are made to senior executives of the Company, pro-rated for the fiscal year in which the Executive is terminated.

     (f) Suspension and Refund of Termination Benefits for Subsequently Discovered Cause. Notwithstanding any provision of this Agreement to the contrary, if within one (1) year of termination of employment of Executive by the Company for any reason other than for Cause, it is determined by Company that Executive could have been terminated for Cause then, to the extent permitted by law:
(i)	the Company and/or WMI may elect to cancel any and all payments of any benefits otherwise due Executive, but not yet paid, under this Agreement or otherwise; and

(ii)	Executive will refund to the Company and/or WMI any amounts, plus interest, previously paid by Company to Executive pursuant to Subsections 6(e)(iii), 6(e)(iv) or 6(e)(v).
     7. Resignation by Executive for Good Reason or Termination by Company Without Cause During a Change in Control Period.
     (a) Certain Terminations During a Change in Control Period. Subject to potential reduction as may be required by Section 23, in the event a Change in Control occurs and (x) Executive terminates his employment for Good Reason during a Change in Control Period , or (y) the Company terminates Executive’s employment without Cause (and for reason other than Death of Total Disability) during a Change in Control Period, the Company shall, subject to Executive’s execution of the Release (as defined in this Section 7), pay the following amounts to Executive:
(i)	The payments and benefits provided for in Section 6(e), except that (A) the amount and period with respect to which severance is calculated pursuant to Section 6(e)(iii) will be three (3) years and the amount shall be paid in a lump-sum and (B) the benefit continuation period in Section 6(e)(iv) shall be for three (3) years.

(ii)	Executive shall also receive a bonus or incentive compensation payment for the calendar year of the termination, payable at 100% of the maximum bonus available to Executive, pro-rated as of the effective date of the termination. Such bonus payment shall be payable within five (5) days after the effective date of Executive’s termination. Except as may be provided under this Section 7 or under the terms of any incentive compensation, employee benefit, or fringe benefit plan applicable to Executive at the time of Executive’s termination of employment, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to future periods after such resignation or termination.
     (b) Certain Definitions.
(i)	For purposes of this Agreement, “Change in Control” means the first to occur on or after the date on which this Agreement is first signed, the occurrence of any of the following events:
(A) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of WMI representing twenty-five percent (25%) or more of the combined voting power of WMI’s then outstanding voting securities;
(B) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Commencement Date, constitute the Board of Directors of WMI and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating or the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3rds) of the directors then still in office who either were directors on the Commencement Date or whose appointment, election or nomination for election was previously so approved or recommended (the “Incumbent Board”);
(C) there is a consummated merger or consolidation of the Company pursuant to which no securities of the Company are owned by WMI or its direct or indirect subsidiaries, or a merger or consolidation of WMI or any direct or indirect subsidiary of WMI (other than the Company) with any other corporation, other than (1) a merger or consolidation which would result in the voting securities of WMI outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) more than fifty percent (50%) of the combined voting power of the voting securities of WMI or such surviving or parent entity outstanding immediately after such merger or consolidation or (2) a merger or consolidation effected to implement a recapitalization of WMI (or similar transaction) in which no Person, directly or indirectly, acquired twenty-five percent (25%) or more of the combined voting power of the WMI’s then outstanding securities; or
(D) the stockholders of WMI approve a plan of complete liquidation of the Company or WMI or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s or WMI’s assets (or any transaction having a similar effect), other than a sale or disposition by the Company or WMI of all or substantially all of the Company’s or WMI’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company and/or WMI in substantially the same proportions as their ownership of the Company and/or WMI immediately prior to such sale.
(ii)	For purposes of this Section 7, “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act;

(iii)	For purposes of this Agreement, “Change in Control Period” means the period commencing on the date occurring six months immediately prior to the date on which a Change in Control occurs and ending on the second anniversary of the date on which a Change in Control occurs.

(iv)	For purposes of this Agreement, “Exchange Act’ means the Securities and Exchange Act of 1934, as amended from time to time;

(v)	For purposes of this Section 7, “Person” shall have the meaning set forth in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (1) the Company or WMI, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or WMI, (3) an employee benefit plan of the Company or WMI, (4) an underwriter temporarily holding securities pursuant to an offering of such securities or (5) a corporation owned, directly or indirectly, by the stockholders of WMI in substantially the same proportions as their ownership of shares of common stock of WMI.

(vi)	For purposes of this Agreement, “Release” means that specific document which the Company shall present to Executive for consideration and execution after any termination of employment pursuant to Section 5(e) and Section 6(e), wherein if he agrees to such, he will irrevocably and unconditionally release and forever discharge WMI, the Company and their respective subsidiaries, affiliates and related parties from any and all causes of action which Executive at that time had or may have had against the Company, WMI or any related party (excluding any claim for indemnity under this Agreement, any claim under state workers’ compensation or unemployment laws, or any claim under COBRA).
     8. No Other Benefits or Compensation. Except as may be provided under this Agreement, or under the terms of any incentive compensation, employee benefit, or fringe benefit plan applicable to Executive at the time of Executive’s termination or resignation, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to future periods after such termination or resignation.
     9. No Mitigation; No Set-Off. In the event of any termination of employment hereunder, Executive shall be under no obligation to seek other employment, and there shall be no offset against any amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain. The amounts payable hereunder shall not be subject to setoff, counterclaim, recoupment, defense or other right which the Company may have against the Executive or others, except upon obtaining by the Company of a final non-appealable judgment against Executive.
     10. Covenants
     (a) Company Property. All written materials, records, data, and other documents prepared or possessed by Executive during Executive’s employment with the Company are the Company’s property. All information, ideas, concepts, improvements, discoveries, and inventions that are conceived, made, developed, or acquired by Executive individually or in conjunction with others during Executive’s employment (whether during business hours and whether on the Company’s premises or otherwise) which relate to the Company’s business, products, or services are the Company’s sole and exclusive property. All memoranda, notes, records, files, correspondence, drawings, manuals, models, specifications, computer programs, maps, and all other documents, data, or materials of any type embodying such information, ideas, concepts, improvements, discoveries, and inventions are the Company’s property. At the termination of Executive’s employment with the Company for any reason, Executive shall return all of the Company’s documents, data, or other Company property to the Company.
     (b) Confidential Information; Non-Disclosure. Executive acknowledges that the business of the Company and WMI is highly competitive and that the Company and WMI have each provided and will continue to provide Executive with access to “Confidential Information” relating to the business of the Company, WMI and their respective affiliates.
     For purposes of this Agreement, “Confidential Information” means and includes the Company’s and WMI’s confidential and/or proprietary information and/or trade secrets that have been developed or used and/or will be developed and that cannot be obtained readily by third parties from outside sources. Confidential Information includes, by way of example and without limitation, the following information regarding customers, employees, contractors, and the industry not generally known to the public; strategies, methods, books, records, and documents; technical information concerning products, equipment, services, and processes; procurement procedures and pricing techniques; the names of and other information concerning customers, investors, and business affiliates (such as contact name, service provided, pricing for that customer, type and amount of services used, credit and financial data, and/or other information relating to the Company’s and/or WMI’s relationship with that customer); pricing strategies and price curves; positions, plans, and strategies for expansion or acquisitions; budgets; customer lists; research; weather data; financial and sales data; trading methodologies and terms; evaluations, opinions, and interpretations of information and data; marketing and merchandising techniques; prospective customers’ names and marks; grids and maps; electronic databases; models; specifications; computer programs; internal business records; contracts benefiting or obligating the Company and/or WMI; bids or proposals submitted to any third party; technologies and methods; training methods and training processes; organizational structure; personnel information, including salaries of personnel; payment amounts or rates paid to consultants or other service providers; and other such confidential or proprietary information. Information need not qualify as a trade secret to be protected as Confidential Information under this Agreement, and the authorized and controlled disclosure of Confidential Information to authorized parties by the Company and/or WMI in the pursuit of its business will not cause the information to lose its protected status under this Agreement. Executive acknowledges that this Confidential Information constitutes a valuable, special, and unique asset used by WMI, the Company and their respective affiliates in their businesses to obtain a competitive advantage over their competitors. Executive further acknowledges that protection of such Confidential Information against unauthorized disclosure and use is of critical importance to WMI, the Company their respective affiliates in maintaining their competitive positions.

     Executive has and will continue to have access to, or knowledge of, Confidential Information of third parties, such as actual and potential customers, suppliers, partners, joint venturers, investors, financing sources, and the like, of WMI, the Company and their respective affiliates.
     The Company also agrees to provide Executive with one or more of the following: access to Confidential Information; specialized training regarding the Company’s and/or WMI’s methodologies and business strategies, and/or support in the development of goodwill such as introductions, information and reimbursement of customer development expenses consistent with the Company’s policy. The foregoing is not contingent on continued employment, but is contingent upon Executive’s use of the Confidential Information access, specialized training, and goodwill support provided by Company for the exclusive benefit of the Company and upon Executive’s full compliance with the restrictions on Executive’s conduct provided for in this Agreement.
     In addition to the requirements set forth in Section 5(c)(i), Executive agrees that Executive will not after Executive’s employment with the Company, make any unauthorized disclosure of any then Confidential Information or specialized training of the Company or its affiliates, or make any use thereof, except in the carrying out of his employment responsibilities hereunder. Executive also agrees to preserve and protect the confidentiality of third party Confidential Information to the same extent, and on the same basis, as the Company’s Confidential Information.
     (c) Unfair Competition Restrictions. The Company and WMI agree to and shall provide Executive with immediate access to Confidential Information. Ancillary to the rights provided to Executive following employment termination, the Company’s and WMI’s provision of Confidential Information, specialized training, and/or goodwill support to Executive, and Executive’s agreements, regarding the use of same, and in order to protect the value of the above-referenced stock options, any restricted stock, training, goodwill support and/or the Confidential Information described above, the Company and Executive agree to the following provisions against unfair competition. Executive agrees that for a period of two (2) years following the termination of employment for any reason (“Restricted Term”), Executive will not, directly or indirectly, for Executive or for others, anywhere in the United States (including all parishes in Louisiana, and Puerto Rico) (the “Restricted Area”) do the following, unless expressly authorized to do so in writing by the Chief Executive Officer:
Engage in, or assist any person, entity, or business engaged in, the selling or providing of products or services that would displace the products or services that (i) the Company and WMI are currently in the business of providing and was in the business of providing, or was planning to be in the business of providing, at the time Executive was employed with the Company, and (ii) that Executive had involvement in or received Confidential Information about in the course of employment; the foregoing is expressly understood to include, without limitation, the business of the collection, transfer, recycling and resource recovery, or disposal of solid waste, hazardous or other waste, including the operation of waste-to-energy facilities.
     It is further agreed that during the Restricted Term, Executive cannot engage in any of the enumerated prohibited activities in the Restricted Area by means of telephone, telecommunications, satellite communications, correspondence, or other contact from outside the Restricted Area. Executive further understands that the foregoing restrictions may limit his ability to engage in certain businesses during the Restricted Term, but acknowledges that these restrictions are necessary to protect the Confidential Information the Company and WMI have provided to Executive.
     A failure to comply with the foregoing restrictions will create a presumption that Executive is engaging in unfair competition. Executive agrees that this Section defining unfair competition with the Company and/or WMI does not prevent Executive from using and offering the skills that Executive possessed prior to receiving access to Confidential Information, confidential training, and knowledge from the Company and WMI. This Agreement creates an advance approval process, and nothing herein is intended, or will be construed as, a general restriction against the pursuit of lawful employment in violation of any controlling state or federal laws. Executive shall be permitted to engage in activities that would otherwise be prohibited by this covenant if such activities are determined in the sole discretion of the Chief Executive Officer to be no material threat to the legitimate business interests of the Company or WMI.
     (d) Non-Solicitation of Customers. For a period of two (2) years following the termination of employment for any reason, Executive will not call on, service, or solicit competing business from customers of the Company, WMI or their respective affiliates whom Executive, within the previous twelve (12) months, (i) had or made contact with, or (ii) had access to information and files about, or induce or encourage any such customer or other source of ongoing business to stop doing business with the Company and/or WMI.
     (e) Non-Solicitation of Employees. During Executive’s employment, and for a period of two (2) years following the termination of employment for any reason, Executive will not, either directly or indirectly, call on, solicit, encourage, or induce any other employee or officer of the Company, WMI or their respective affiliates whom Executive had contact with, knowledge of, or association within the course of employment with the Company to terminate his employment, and will not assist any other person or entity in such a solicitation.
     (f) Non-Disparagement. Executive covenants and agrees that Executive shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or good will of the Company, WMI, their respective managements, or of the management of any corporations affiliated with WMI.

     11. Enforcement of Covenants.
     (a) Termination of Employment and Forfeiture of Compensation. Executive agrees that any breach by Executive of any of the covenants set forth in Section 10 hereof during Executive’s employment by the Company, shall be grounds for immediate dismissal of Executive for Cause pursuant to Section 5(c)(i), which shall be in addition to and not exclusive of any and all other rights and remedies the Company may have against Executive.
     (b) Right to Injunction. Executive acknowledges that a breach of the covenants set forth in Section 10 hereof will cause irreparable damage to the Company and WMI with respect to which the Company’s or WMI’s remedy at law for damages will be inadequate. Therefore, in the event of breach or anticipatory breach of the covenants set forth in this section by Executive, Executive, the Company and WMI agree that the Company and/or WMI shall be entitled to seek the following particular forms of relief, in addition to remedies otherwise available to it at law or equity: (A) injunctions, both preliminary and permanent, enjoining or restraining such breach or anticipatory breach and Executive hereby consents to the issuance thereof forthwith and without bond by any court of competent jurisdiction; and (B) recovery of all reasonable sums as determined by a court of competent jurisdiction expended and costs, including reasonable attorney’s fees, incurred by the Company and/or WMI to enforce the covenants set forth in this section.
     (c) Separability of Covenants. The covenants contained in Section 10 hereof constitute a series of separate but ancillary covenants, one for each applicable State in the United States and the District of Columbia, and one for each applicable foreign country. If in any judicial proceeding, a court shall hold that any of the covenants set forth in Section 10 exceed the time, geographic, or occupational limitations permitted by applicable laws, Executive and the Company agree that such provisions shall and are hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. Executive and the Company further agree that the covenants in Section 10 shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by Executive against the Company whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants of Section 10.
     12. Indemnification.
     The Company shall indemnify and hold harmless Executive to the fullest extent permitted by Delaware law for any action or inaction of Executive while serving as an officer and director of the Company or, at the Company’s request, as an officer or director of any other entity or as a fiduciary of any benefit plan. This provision includes the obligation and undertaking of the Executive to reimburse the Company for any fees advanced by the Company on behalf of the Executive should it later be determined that Executive was not entitled to have such fees advanced by the Company under Delaware law. The Company shall cover the Executive under directors and officers liability insurance both during and, while potential liability exists, after the Employment Period in the same amount and to the same extent as the Company covers its other officers and directors.
     13. Arbitration.
     Except with respect to enforcement of the covenants contained in Section 11 herein, the parties agree that any dispute relating to this Agreement, or to the breach of this Agreement, arising between Executive and the Company shall be settled by arbitration in accordance with the Federal Arbitration Act and the commercial arbitration rules of the American Arbitration Association (“AAA”), or any other mutually agreed upon arbitration service. The arbitration proceeding, including the rendering of an award, shall take place in Houston, Texas, and shall be administered by the AAA (or any other mutually agreed upon arbitration service). The arbitrator shall be jointly selected by the Company and Executive within thirty (30) days of the notice of dispute, or if the parties cannot agree, in accordance with the commercial arbitration rules of the AAA (or any other mutually agreed upon arbitration service). All fees and expenses associated with the arbitration shall be borne equally by Executive and the Company during the arbitration, pending final decision by the arbitrator as to who should bear fees, unless otherwise ordered by the arbitrator. The arbitrator shall not be authorized to create a cause of action or remedy not recognized by applicable state or federal law. The award of the arbitrator shall be final and binding upon the parties without appeal or review, except as permitted by the arbitration laws of the State of Texas. The award shall be enforceable through a court of law upon motion of either party.
     14. Disputes and Payment of Attorney’s Fees.
     If at any time during the term of this Agreement or afterwards there should arise any dispute as to the validity, interpretation or application of any term or condition of this Agreement, the Company agrees, upon written demand by Executive (and Executive shall be entitled upon application to any court of competent jurisdiction, to the entry of a mandatory injunction, without the necessity of posting any bond with respect thereto, compelling the Company) to promptly provide sums sufficient to pay on a current basis (either directly or by reimbursing Executive) Executive’s costs and reasonable attorney’s fees (including expenses of investigation and disbursements for the fees and expenses of experts, etc.) incurred by Executive in connection with any such dispute or any litigation, provided that Executive shall repay any such amounts paid or advanced if Executive is not the prevailing party with respect to at least one material claim or issue in such dispute or litigation. The provisions of this Section 11, without implication as to any other section hereof, shall survive the expiration or termination of this Agreement and of Executive’s employment hereunder.
     15. Requirement of Timely Payments.
     If any amounts which are required, or determined to be paid or payable, or reimbursed or reimbursable, to Executive under this Agreement (or any other plan, agreement, policy or arrangement with the Company) are not so paid promptly at the times provided herein or therein, such amounts shall accrue interest, compounded daily, at an 8% annual percentage rate, from the date such amounts were required or determined to have been paid or payable, reimbursed or reimbursable to Executive, until such amounts and any interest accrued thereon are finally and fully paid, provided, however, that in no event shall the amount of interest contracted for, charged or received hereunder, exceed the maximum non-usurious amount of interest allowed by applicable law.
     16. Withholding of Taxes.
     The Company may withhold from any compensation and benefits payable under this Agreement all applicable federal, state, local, or other taxes.
     17. Source of Payments.
     All payments provided under this Agreement, other than payments made pursuant to a plan which provides otherwise, shall be paid from the general funds of the Company, and no special or separate fund shall be established, and no other segregation of assets made, to assure payment. Executive shall have no right, title or interest whatever in or to any investments which the Company may make to aid the Company in meeting its obligations hereunder. To the extent that any person acquires a right to receive payments from the Company hereunder, such right shall be no greater than the right of an unsecured creditor of the Company.
     18. Assignment.
     Except as otherwise provided in this Agreement, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by Executive (but any payments due hereunder which would be payable at a time after Executive’s death shall be paid to Executive’s designated beneficiary or, if none, his estate) and shall be assignable by the Company only to any financially solvent corporation or other entity resulting from the reorganization, merger or consolidation of the Company with any other corporation or entity or any corporation or entity to or with which the Company’s business or substantially all of its business or assets may be sold, exchanged or transferred, and it must be so assigned by the Company to, and accepted as binding upon it by, such other corporation or entity in connection with any such reorganization, merger, consolidation, sale, exchange or transfer in a writing delivered to Executive in a form reasonably acceptable to Executive (the provisions of this sentence also being applicable to any successive such transaction).
     19. Entire Agreement; Amendment.
     This Agreement shall supersede any and all existing oral or written agreements, representations, or warranties between Executive, the Company, WMI or any their respective subsidiaries or affiliated entities relating to the terms of Executive’s employment. It may not be amended except by a written agreement signed by both the Executive and the Company.

     20. Governing Law.
     This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to agreements made and to be performed in that State, without regard to its conflict of laws provisions.
     21. Notices.
     Any notice, consent, request or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by registered or certified mail, return receipt requested, or by facsimile or by hand delivery, to those listed below at their following respective addresses or at such other address as each may specify by notice to the others:

To the Company:	Wheelabrator Technologies, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002
Attention: Sole Director

To Executive:	At the address for Executive set forth below.
     22. Miscellaneous.
     (a) Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.
     (b) Separability. Subject to Section 11 hereof, if any term or provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.
     (c) Headings. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.
     (d) Rules of Construction. Whenever the context so requires, the use of the singular shall be deemed to include the plural and vice versa.
     (e) Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and such counterparts will together constitute but one Agreement.
     23. Potential Limitation on Severance Benefits.
     (a) Maximum Severance Amount. Notwithstanding any provision in this Agreement to the contrary, in the event of a qualifying termination (or resignation) under Section

6(e) or Section 7 of this Agreement it is determined by the Company that the present value of payments or distributions by the Company, WMI or their respective subsidiaries or affiliated entities to or for the benefit of the Executive (whether paid or provided pursuant to the terms of this Agreement or otherwise) (“Severance Benefits”) would exceed 2.99 times the sum of the Executive’s then current base salary and target bonus (the “Maximum Severance Amount”), then the aggregate present value of the Severance Benefits provided to the Executive shall be reduced by the Company to the Reduced Amount. The “Reduced Amount” shall be an amount, expressed in present value, that maximizes the aggregate present value of the Severance Benefits without exceeding the Maximum Severance Amount.
     (b) Calculation of Maximum Severance Amount. For purposes of determining the Maximum Severance Amount under this Section 23, benefits included in the calculation of the Maximum Severance Amount will include: (i) cash amounts payable by the Company or WMI in the event of termination of Executive’s employment; and (ii) the present value of benefits or perquisites provided for periods after termination of employment (but excluding benefits or perquisites provided to employees generally). The calculation of the Maximum Severance Amount will not include the following benefits: (i) payments of salary, bonus or performance award amounts that had accrued at the time of termination; (ii) payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits; (iii) any benefits or perquisites provided under plans or programs applicable to employees generally; (iv) amounts paid as part of any agreement intended to “make-whole” any forfeiture of benefits from a prior employer; (v) amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year; (vi) amounts paid for post-termination covenants (such as a covenant not to compete); (vii) the value of accelerated vesting or payment of any outstanding equity-based award; and (viii) any payment that the Board or any committee thereof determines in good faith to be a reasonable settlement of any claim made against the Company.
     (c) Possible Further Reduction. Following application of Section 23(b), in the event that the payment of the remaining Severance Benefits to Executive (including any payment or benefit received in connection with a Change in Control or the termination of Executive’s employment), would be subject (in whole or part), to any excise tax imposed under section 4999 of the Code (the “Excise Tax”), then the cash portion of the Severance Benefits shall first be further reduced, and the non-cash Severance Benefits shall thereafter be further reduced, to the extent necessary so that no portion of the Severance Benefits is subject to the Excise Tax, but only if (i) the net amount of the Severance Benefits to be received by Executive, as so additionally reduced by this Section 23(c) (and after subtracting the net amount of federal, state and local income taxes on such additionally reduced Severance Benefits and after taking into account the phase out of itemized deductions and personal exemptions attributable to such additionally reduced Severance Benefits) is greater than or equal to (ii) the net amount of the Severance Benefits to be received by Executive without such additional reduction (but after subtracting the net amount of federal, state and local income taxes on such Severance Benefits and the amount of Excise Tax to which Executive would be subject in respect of such unreduced Severance Benefits and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Severance Benefits ); provided, however, that Executive may elect to have the non-cash portion of the Severance Benefits reduced (or eliminated) prior to any reduction of the cash portion of the Severance Benefits.
     (d) Calculation of Excise Tax. For purposes of determining whether and the extent to which portions of the Severance Benefits will be subject to the Excise Tax, (i) no portion of the Severance Benefits the receipt or enjoyment of which Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of section 280G(b) of the Code shall be taken into account, (ii) no portion of the Severance Benefits shall be taken into account which, in the opinion of tax counsel (“Tax Counsel”) who is reasonably acceptable to Executive and selected by the accounting firm (the “Auditor”) which was, immediately prior to the Change in Control, WMI’s independent auditor, does not constitute a “parachute payment” within the meaning of section 280G(b)(2) of the Code (including by reason of section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Severance Benefits shall be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in section 280G(b)(3) of the Code) allocable to such reasonable compensation, and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Severance Benefits shall be determined by the Auditor in accordance with the principles of sections 280G(d)(3) and (4) of the Code.
     (e) Determination of Present Value. For purposes of this Section 23, the present value of Severance Benefits shall be determined in accordance with section 280G(d)(4) of the Code.
     24. Code Section 409A. It is the intention of the Company and Executive that his Agreement not result in an unfavorable tax consequences to Executive under section 409A of the Code. Accordingly, Executive consents to any amendment of this Agreement as the Company may reasonably make in furtherance of such intention, and the Company shall promptly provide, or make available to, Executive a copy of such amendment.

     IN WITNESS WHEREOF, this Agreement is EXECUTED as of the date first set forth above and effective as set forth therein.

/s/ Mark A. Weidman

Mark A. Weidman
(“Executive”)

Home Address

WHEELABRATOR
TECHNOLOGIES, INC.
(The “Company”)

By:	/s/ Linda J. Smith

Linda Smith
Vice President & Secretary

WASTE MANAGEMENT, INC.
(“WMI”)

By:	/s/ Jimmy LaValley

Jimmy LaValley
Senior Vice President & Chief
People Officer